                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                         PERITUS SOFTWARE SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   714006-10-3
            --------------------------------------------------------
                                 (CUSIP number)

                                 Johan Magnusson
                              Rocket Software, Inc.
                               2 Apple Hill Drive
                                Natick, MA 01760
                                  508-652-2102

--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 March 28, 2001
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Rocket Software, Inc. (04-3090800); Johan Magnusson, Andrew Youniss, Matthew Kelley
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Rocket Software (Massachusetts), Johan Magnusson (Sweden), Andrew Youniss (United States), Matthew Kelley (United States)
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           10,000,000 -- See Item 5(b)
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           10,000,000 -- See Item 5(b)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     10,000,000 shares of Common Stock
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     36.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO, IN
-------------------------------------------------------------------------------

The Statement on Schedule 13D dated April 5, 2000 (the "Original Statement") by Rocket Software, Inc., Johan Magnusson, Andrew Youniss, and Matthew Kelley is hereby amended and supplemented as follows:

Item 4.  Purpose of Transaction.

            Item 4 is hereby amended and restated as follows:

            The 10,000,000 shares of the Common Stock are being held by Rocket primarily for investment and strategic business purposes. As a result of the purchase of the shares by Rocket, Rocket is entitled to nominate up to two (2) members of the Company's Board of Directors.

            On March 23, 2001, representatives of Rocket Software, Inc. delivered to the Company a non-binding letter of intent proposing a transaction pursuant to which Rocket Software would acquire the shares of the Company not held by Rocket, a copy of which is attached hereto as Exhibit B and incorporated herein by reference.

            On March 28, 2001 the Company issued a press release relating to the proposed transaction, a copy of which is attached hereto as Exhibit C and incorporated herein by reference.

            Except as provided for herein (including Exhibits B and C attached hereto), Rocket does not have any present plan or proposal to effect any further substantial changes to the business, organization, form or control of the Company. Rocket reserves the right to dispose of all or some of the shares of Common Stock or may acquire additional shares depending upon price and market conditions and the evaluation of alternative investments.

Item 5.  Interest in Securities of Issuer.

Paragraph (a) under Item 5 is hereby amended and restated as follows:

            (a) Based upon the 27,319,903 shares of Common Stock outstanding as of March 28, 2001 as such information was provided by the Company, Rocket is the record holder of an aggregate of 10,000,000 shares of the Common Stock, which comprise 36.6% of that class of securities. Andrew Youniss, as a 40% stockholder of Rocket, is an indirect beneficial owner of 4,000,000 shares of Common Stock, representing approximately 14.6% of the number of shares of Common Stock currently outstanding. Johan Magnusson, as a 40% stockholder of Rocket, is an indirect beneficial owner of 4,000,000 shares of Common Stock, representing approximately 14.6% of the number of shares of Common Stock currently outstanding. Matthew Kelley, as a 20% stockholder of Rocket, is an indirect beneficial owner of 2,000,000 shares of Common Stock, representing approximately 7.3% of the number of shares of Common Stock currently outstanding.

Item 7.  Material to be Filed as Exhibits.

            The following documents are filed as exhibits to this statement:

            Exhibit B Letter dated March 20, 2001 relating to a proposed transaction between Rocket Software, Inc. and the Company

            Exhibit C Press Release dated March 28, 2001 relating to a proposed transaction between Rocket Software, Inc. and the Company.

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                            ROCKET SOFTWARE, INC.


         March 29, 2001                     By: /s/ Andrew Youniss
         ---------------------------        -------------------------------
         (Date)                             Andrew Youniss, President

         March 29, 2001                     /s/ Andrew Youniss

         ---------------------------        -------------------------------
         (Date)                             Andrew Youniss

         March 29, 2001                     /s/ Johan Magnusson

         ---------------------------        -------------------------------
         (Date)                             Johan Magnusson

         March 29, 2001                     /s/ Matthew Kelley

         ---------------------------        -------------------------------
         (Date)                             Matthew Kelley

                                                                  23 March, 2001




Board of Directors
Peritus Software Services, Inc.
112 Turnpike Road, Suite 111
Westborough, MA, 01581

Gentlemen:

        As discussed previously, Rocket Software, Inc. intends to negotiate with you to enter into the following transaction, as result of which Rocket (or its designee) will end up holding all of the outstanding capital stock of Peritus.

        We intend that the acquisition be governed by a mutually acceptable merger agreement and other definitive agreements to be concluded between Rocket (or its designee) and Peritus. The merger agreement will provide, among other things:

        o Peritus will call a special meeting of its shareholders, at which Peritus will recommend to its shareholder that they approve a merger between Peritus and a subsidiary of Rocket. In the merger, all shareholders (other than Rocket) will be paid $0.19 per share in cash. The source of the funds for this shall be Peritus (and not Rocket); Rocket's financial participation in the transaction shall be limited to an agreement that it will receive the remaining Peritus business and assets in lieu of the $0.19 per share payment.

        o The merger agreement shall contain customary terms, including among other things, representations, warranties and covenants of Peritus regarding the business, records and financial conditions, operations, assets and liabilities (direct and contingent) of Peritus as Rocket shall reasonably request; and the closing under the merger agreement shall be subject to necessary third party and governmental consents and filings.

        o In addition, the closing must occur before June 30, 2001; at closing, there must be at least $5,650,000.00 in cash; and there must not be, in Rocket's judgment, any adverse change in Peritus' business or financial condition.

        It is understood that this letter merely sets forth Rocket's proposal regarding a potential transaction, and neither in any way gives rise to any obligation binding on either party nor contains all matters upon which agreement must be reached in order for the transactions contemplated hereby to be consummated.

        As you can appreciate, moving promptly on this offer will benefit both Rocket and Peritus. We hope the negotiation of a satisfactory arrangement can be accomplished in a relatively short period of time. We reserve the right to discontinue negotiations and withdraw the above proposal at any time, and in any event if not acted on by you by April 30, 2001.

                                      Very truly yours,

                                      Rocket Software, Inc

                                      Andrew J. Youniss
                                      President and CEO

PERITUS SOFTWARE SERVICES ANNOUNCES IT HAS RECEIVED A NON-BINDING OFFER FOR ACQUISITION OF THE COMPANY

WESTBOROUGH, MA. - MARCH 28, 2001 - Peritus Software Services, Inc. (OTC:
PTUS.OB), a provider of solutions for software maintenance technology and services, today announced it has received a non-binding offer from Rocket Software, Inc. ("Rocket") for acquisition of the Company. Rocket currently owns 10,000,000 shares of the Company's common stock representing 36.6% of the total outstanding shares of 27,319,903.

Under the terms of the offer, the Company would be merged into Rocket or a Rocket subsidiary. All shareholders other than Rocket would be paid $0.19 per share in cash.

The offer provides that the transaction must be completed before June 30, 2001 and that the Company must have at least $5,650,000 in cash at closing prior to transaction costs. Completion of the transaction is subject to the negotiation of a definitive merger agreement, approval by the holders of a majority of Peritus' outstanding Common Stock, obtaining the requisite third party and governmental consents and other customary closing conditions. The parties intend to begin promptly negotiating a definitive merger agreement.

The Company's book value per share at December 31, 2000 was $0.23 and its cash and investment balance was $6,127,000. The Company's stock price closed at $0.072 on March 27, 2001.

"I am extremely pleased with this offer," said John Giordano, President and CEO. "It represents a substantial premium over our current market price, and slight premium over our estimate of book value after transaction costs assuming a closing at the end of June. In addition, I believe the Peritus business and the Rocket business fit very well together."

ABOUT PERITUS

Founded in 1991, Peritus Software Services, Inc. offers products and services that enable organizations to improve the productivity, effectiveness and quality of the software evolution process. The Peritus Software Asset Maintenance (SAM) offerings enable organizations to transform the maintenance process into an efficient, cost-effective discipline that boosts productivity and performance. For more information, see the Peritus web site at http://www.peritus.com.

This press release may contain certain forward-looking statements, which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in those forward looking statements as a result of various factors, including the risks described in the Company's Annual Report on Form 10-K for the year ended December 31, 2000 and other public filings made by Peritus with the Securities and Exchange Commission, which factors are incorporated herein by reference. From time to time, the Company may also provide oral and or written forward-looking statements in other materials it releases to the public. The Company does not assume any obligation to update any of the forward-looking statements it makes.

Contact: Ronald C. Garabedian
Vice President and Treasurer
Peritus Software Services, Inc.
Phone: 508-870-0963
Fax: 508-870-0764
E-mail: rgarabedian@peritus.com
        -----------------------

Peritus is a registered trademark of Peritus Software Services, Inc.